FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Fourth Quarter and Year-End 2025 Results
and Conference Call

Toronto, Ontario (January 16, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its fourth quarter and year-end 2025 financial results after market close on Wednesday, February 18, 2026. Senior management will host a conference call on Thursday, February 19, 2026 at 10:00 am ET to discuss the results.

Participants may join the conference call via webcast or through the following dial-in numbers:

Via Webcast:
To view the live webcast, please register at www.alamosgold.com, or through the following link view webcast.
Via Phone:

Toronto and International:	(647) 495-7514
Toll free (Canada and the United States):	(888) 596-4144
Participant passcode:	1813237#

Alternatively, you may register your phone number here within 30 minutes of the scheduled start of the call to receive an instant automated call back.

A playback will be available until March 21, 2026 by dialling (647) 362-9199 or (800) 770-2030 within Canada and the United States. The passcode is 1813237#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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